SONNENSCHEIN NATH & ROSENTHAL LLP
8000 Sears Tower
Chicago, Illinois 60606

Mark Dosier
312.876.7973
mdosier@sonnenschein.com

September 3, 2004

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C. 20549

Re:	Revised Preliminary Proxy Statement Filing By MMI Investments, L.P. With Respect to the 2004 Annual Meeting of NDC Health Corporation

Ladies and Gentlemen:

     On behalf of our client, MMI Investments, L.P. (“MMI”), the beneficial owner of 9.7% of the outstanding common stock of NDC Health Corporation (“NDC”), we are filing herewith, pursuant to paragraph 14a-6(a), MMI’s revised preliminary proxy material – in support of its Stockholder Value Proposal – for NDC’s 2004 Annual Meeting, which is scheduled for October 28, 2004. Such preliminary proxy material has been marked to show changes from the version filed on August 20, 2004.

     This letter sets forth MMI’s responses to comments on the preliminary proxy materials initially filed by MMI on August 20, 2004 provided by the staff (the “Staff”) of the Securities and Exchange Commission by letter dated September 1, 2004. The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type. Page references in the Company’s responses set forth below correspond to the accompanying revised preliminary proxy statement.

     As requested by the Staff, MMI is supplementally providing source material for various calculations, analyses and other information appearing in the proxy statement. These materials are comprised of two compilations (1) a compilation with 27 tabs captioned “MMI Investments, L.P. Source Material for Preliminary Proxy Statement for NDCHealth Corporation Filed August 20th, 2004 (the “MMI Source Material”); and (2) a second compilation with 4 tabs captioned “MMI Investments, L.P. Supplemental Source Material for Preliminary Proxy Statement (the “Supplemental MMI Source Material"). In the responses to the Staff’s comments set forth below, we refer to specific tabs in such compilations to identify requested supplemental information.

     1. We note that the company has determined to include your proposal in its proxy statement and on its proxy card. Please update your proxy statement as necessary.

     Response: As requested, the disclosure in the revised preliminary proxy materials has been updated to reflect the inclusion of MMI’s proposal in the NDC proxy statement and proxy card. The disclosure also has been revised to reflect certain other developments subsequent to the initial filing, including the existence of a proposal to approve the NDC 2005 Incentive Plan and the refusal of the NDC director nominees to consent to be named in the MMI proxy statement.

     2. We note your statement on page four that “we believe a real review of strategic alternatives requires the formation of a special committee of independent directors advised by a truly independent investment bank...”. Please clarify the purpose of these statements since your proposal makes no reference to a “special committee” or “independent investment bank.” Further, clarify your basis for the statements that Goldman is not independent and that their review would be “gratuitous.” We note from the footnote Goldman’s long-standing relationship with the company.

     Response: The Stockholder Value Proposal is a precatory proposal which is not legally binding on NDC, and is not intended to prescribe the precise manner in which NDC must implement it if they elect to do so. However, in describing the type of review contemplated by the Stockholder Value Proposal, MMI believes that it is important to distinguish between an uncompensated review by the Company’s historical investment banker (as the Company has recently done, as described in footnote 2), on the one hand, and the engagement of an investment bank without longstanding ties to management to perform a comprehensive review of all available strategic alternatives, on the other hand.

     The disclosure on page 3 has been revised in response to the comment to clarify that it is MMI’s belief (as opposed to a mandatory requirement) that the review contemplated by the Stockholder Value Proposal is best conducted by a Special Committee comprised of independent directors. The disclosure on page 3 has also been revised to reflect MMI’s belief that the comprehensive review of all available strategic alternatives contemplated by the Stockholder Value Proposal is best carried out by an investment bank without longstanding ties to management. The disclosure referring to Goldman, Sachs & Co. on page 3 has been revised in response to the comment to reflect the change described in the preceding sentence. Please be advised supplementally that the reference to a “gratuitous” review (changed to uncompensated review in the revised proxy) refers to the review previously completed by that firm as described in footnote 2, and not to any expectation of complimentary future services.

     3. Expand the discussion of your proposal to provide a more balanced discussion of its implementation, including, for example, a discussion of any costs or risks associated with it.

     Response: As requested, the disclosure with respect to the Stockholder Value Proposal on page 16 of the revised preliminary proxy statement has been revised to reflect other potential issues including costs and risks that may be associated with it.

     4. Provide the basis for the statements made in the highlighted paragraph comparing the company’s stock performance to its peers. In this regard, supplementally provide us with any calculations or analyses performed.

     Response: MMI has revised the disclosure on page 4 of the preliminary proxy statement to indicate (in new footnote 9) the identity of the peer group and the basis for comparing the Company’s five year total return performance to its peers, namely FactSet Research Systems data (adjusted for stock splits and spinoffs) comparing an equal-weighted composite index of the Peers with the Company’s total return performance. A copy of such data and a description of the methodology for calculating the composite for indexed securities are included as tabs 1 and 2 in the Supplemental MMI Source Material compilation provided supplementally to the Staff. See also MMI’s response to Comment 5 below.

NDC’s Prolonged Poor Performance

     5. Provide the basis for the statements made in the bullets at the top of page 15 and the text surrounding footnote 16. In this regard, supplementally provide us with any calculations or analyses performed.

     Response: MMI has revised the disclosure on pages 10 and 11 of the preliminary proxy statement to indicate the source of the multiples and estimates referenced in the bullets. For additional information regarding the calculations and analyses reflected in the bullet points on pages 10 and 11, please refer to tab 17 in the MMI Source Material compilation provided supplementally to the Staff.

     MMI has revised the disclosure in footnote 21 (former footnote 16) to identify the transactions which it deemed comparable for this purpose. The accompanying disclosure was also revised to clarify that it refers to multiples paid in merger/sale transactions. Please refer to tab 18 in the MMI Source Material compilation for additional information regarding the calculation and analyses relating to the multiples paid in merger/sale transactions of comparable companies.

Failures of Management and the Eight-Quarter Plan

     6. Consider expanding to discuss management’s Eight Quarter Plan in more detail. Did the plan consist only of projections? Were there any actions taken under the plan that were successful?

     Response: MMI has revised the disclosure on page 11 of the preliminary proxy statement in response to the comment. Please be advised supplementally that MMI is not aware of any concrete, objective significant milestone established in the Eight-Quarter Plan which has been successfully achieved by the Company as described in the Eight-Quarter Plan. As described in the preliminary proxy, MMI is aware of a number of instances where such milestones have not been achieved.

     7. Provide the basis for the statements made regarding management’s failure to meet its objectives under the plan and management’s other miscues as noted on pages 17 to 18. In this regard, supplementally provide us with any calculations or analyses performed.

     Response: MMI has revised the disclosure on former pages 17 and 18 (now pages 11 to 13) of the preliminary proxy statement to more clearly indicate the sources of the information disclosed.

     Please refer to tab 5 in the MMI Source Material compilation for additional information regarding NDC’s history of earnings surprises and to tab 19 in the MMI Source Material compilation for additional information regarding the reconciliation of numbers used in comparing NDC results to the Eight-Quarter Plan.

NDC’s Board: Lack of Accountability, Sub-standard Corporate Governance Practices

     8. To provide more balanced disclosure, expand to address any benefits of the described practices. For example, are there any benefits to such anti-takeover devices?

     Response: MMI has revised the disclosure on pages 13 and 14 of the preliminary proxy statement in response to the comment.

Intrinsic Value...

     9. Expand to discuss the analyses described on pages 22 to 23 in more detail.

     Response: The referenced analyses have been deleted from MMI’s revised preliminary proxy materials.

Solicitation of Proxies, page 28

     10. We note that proxies may be solicited by “mail, courier service, advertisement, telephone, e-mail, telecopier or other electronic means.” We remind you to file, on the date of first use, all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). In addition, please advise us whether proxies will be solicited via the Internet, such as Internet chat rooms or postings on web sites.

     Response: MMI has advised us that, to date, it has not used any telephone scripts or other additional written soliciting materials. MMI is aware of its to obligation to file, on the date of first use, all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, under the cover of Schedule 14A. MMI has advised us that it does not presently intend to solicit proxies via the Internet.

Proxy Card

     11. Please expand the description of the MMI proposal to clearly describe the nature of the proposal.

     Response: The description of the MMI proposal on the proxy card has been expanded in response to the comment to more clearly describe the nature of the proposal.

* * * *

     As requested, attached as an annex to this letter is a written statement from MMI acknowledging the matters specified by the Staff in the “Closing Information” section of the Staff’s letter.

     We believe that the revised disclosure is responsive to each of the comments made by the Staff. MMI desires to release definitive copies of the proxy statement to NDC stockholders as soon as possible. Accordingly, please address any comments (if possible by e-mail or telephone) on the preliminary proxy material to the undersigned, Mark Dosier, at 8000 Sears Tower, Chicago Illinois 60606; telephone: (312) 876-7973; e-mail: mdosier@sonnenschein.com, or, in my absence, to Michael Rosenthal of this firm at the same address; telephone (312) 876-3180; email: mrosenthal@sonnenschein.com.

Very truly yours, SONNENSCHEIN NATH & ROSENTHAL LLP
By:	s/MARK DOSIER

Mark Dosier

ANNEX

[Letterhead of MMI Investments, L.P. ]

September 3, 2004

Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza, 450 Fifth Street, N.W.
Mail Stop 0308
Washington, D.C. 20549-0308

Re:	NDCHealth Corporation.
PREC 14A Materials filed by MMI Investments, L.P. (“MMI”)
File No. 1-12392
Initially Filed August 20, 2003

Ladies and Gentlemen:

     As the filing person of the above-referenced proxy statement, MMI hereby acknowledges that: (1) MMI is responsible for the adequacy and accuracy of the disclosure in such proxy filings; (2) Staff comments or changes to disclosure in response to Staff comments in such filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to any such filing; and (3) MMI may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MMI INVESTMENTS, L.P.

By:	MCM Management, LLC
Title:	General Partner

	By:	/s/ Jerome Lande
	Name:	Jerome Lande
	Title:	Vice President